Form C



ADD COMMENT

Cover Page

Name of issuer:

Popwheels Inc.

Legal status of issuer:

> **Form:**
>
> Corporation
>
> **Jurisdiction of Incorporation/Organization:**
>
> DE
>
> **Date of organization:**
>
> 7/29/2021

Physical address of issuer:

19 Morris Avenue
Brooklyn Navy Yard, NY 11205

Website of issuer:

https://popwheels.energy

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☑ Other
  - **Describe the security offered:**
  - Simple Agreement for Future Equity (SAFE)

Target number of securities to be offered:

50,000

Price:

$1.00

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1; each investment is convertible to one share of stock as described under Item 13.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

Disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$368,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

10

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$2,345,489.00	$763,280.00
Cash & Cash Equivalents:	$52,761.00	$197,828.00
Accounts Receivable:	$4,294.00	$0.00
Current Liabilities:	$1,144,943.00	$339,607.00
Non-Current Liabilities:	$3,773,837.00	$1,607,907.00
Revenues/Sales:	$180,033.00	$160,452.00
Cost of Goods Sold:	$154,561.00	$8,592.00
Taxes Paid:	$0.00	$0.00
Net Income:	($1,390,137.00)	($729,530.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Popwheels Inc.

COMPANY ELIGIBILITY

2. ☑ **Check this box to certify that all of the following statements are true for the issuer.** ⓘ

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes
☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
David Hammer	President	Popwheels	2024
Baruch Herzfeld	CEO	Popwheels	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
David Hammer	Treasurer, President	2024
Baruch Herzfeld	CEO, Secretary	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering
Baruch Herzfeld	20%+
David Hammer	20%+

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

> The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

> Popwheels was incorporated in 2021 and has a limited operating history upon which investors can evaluate our business model and prospects. As an early-stage company operating a battery swap network for e-bikes, we face significant uncertainties and risks frequently encountered by companies in the early stages of development, particularly in the emerging micro-mobility infrastructure sector. We have not yet demonstrated that we can successfully scale our network of battery swap stations, achieve sustainable unit economics, or generate sufficient revenue to cover our operating expenses and capital requirements.
> Our limited operating history makes it difficult to forecast our future results of operations or evaluate our ability to execute on our business plan. We may encounter unforeseen expenses, difficulties, complications, delays, and other unknown factors that may adversely affect our business. The revenue and income potential of our business model is unproven, and we cannot assure investors that we will be able to achieve or sustain profitability or generate positive cash flow from operations.

> We have incurred net losses since our inception and expect to continue incurring losses for the foreseeable future. As an early-stage company with a capital-intensive business model, we anticipate that our operating expenses and capital expenditures will continue to exceed our revenue as we invest in network expansion, technology development, and market penetration. We cannot predict when, or if, we will achieve profitability, and we may never become profitable even if we successfully expand our network and increase our customer base.
> Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our ability to achieve and maintain profitability depends on numerous factors, many of which are beyond our control, including our ability to achieve

sufficient network density, attract and retain customers, manage our operating expenses, achieve favorable unit economics, and successfully compete against alternative solutions. If we are unable to achieve and sustain profitability, the value of our company may decline, and investors may lose some or all of their investment.

Our business depends on third-party suppliers and manufacturers for critical components, including lithium-ion batteries, battery swap cabinets, and related hardware. We may have limited or single-source suppliers for certain components, which creates concentration risk. Disruptions in our supply chain due to supplier financial difficulties, manufacturing defects, quality control issues, capacity constraints, or logistical challenges could delay our network expansion, increase our costs, or force us to seek alternative suppliers on less favorable terms.

Global supply chain disruptions, such as those caused by pandemics, natural disasters, geopolitical tensions, trade restrictions, or shipping delays, could impact our ability to obtain necessary components in a timely manner or at acceptable costs. Additionally, if our suppliers fail to meet our quality standards or if we receive defective components, we may experience product failures, safety incidents, or service disruptions that could harm our reputation and expose us to liability. We may not be able to quickly identify and qualify alternative suppliers, and any transition to new suppliers could result in delays, increased costs, and operational challenges that materially affect our business.

The securities being offered in this offering are Simple Agreements for Future Equity, or SAFEs. SAFEs are not equity securities and do not represent current ownership in the company. Instead, SAFEs represent a contractual right to receive equity in the future upon the occurrence of certain triggering events, such as a future priced equity financing or a liquidity event. There is no guarantee that a triggering event will ever occur, and if no such event occurs, investors may never receive equity or any return on their investment. SAFEs do not have a maturity date, do not accrue interest, and do not require the company to repay the investment amount.

The terms upon which SAFEs convert into equity, including the valuation and the amount of equity investors will receive, are uncertain and will depend on the terms of future financing rounds or liquidity events, which are beyond investors' control. The valuation cap included in these SAFEs provides some downside protection, but investors could still experience significant dilution if the company raises capital at valuations above the cap or issues additional securities. SAFE holders have limited rights compared to equity holders and typically have no voting rights, no ability to participate in company decisions, and limited information rights. Investors should understand that investing in SAFEs is highly speculative and may result in a total loss of investment.

An investment in Popwheels is highly speculative and involves a high degree of risk. Investors should be prepared for the possibility of losing their entire investment. We are an early-stage company with a limited operating history, unproven business model, and significant uncertainties regarding our ability to achieve profitability or successfully execute our business plan. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of an early-stage business operating in a competitive and evolving industry.

Investors should not invest in this offering unless they can afford a complete loss of their investment and understand that they may not see any return on their investment for many years, if ever. This investment is suitable only for investors who understand and are willing to accept the high risks associated with early-stage companies. Investors should carefully consider their financial situation, investment objectives, and risk tolerance before investing, and should not invest funds that they may need for other purposes or that they cannot afford to lose entirely.

There is currently no public market for the securities being offered, and we do not expect that a public market will develop in the foreseeable future. The securities have not been registered under the Securities Act of 1933 or any state securities laws, and they may not be sold or transferred except in compliance with applicable securities laws, which significantly restricts their transferability. Even if a secondary market were to develop, it would likely be illiquid, and investors may not be able to sell their securities at a favorable price or at all.

Investors must be prepared to hold their investment for an indefinite period, potentially for many years or until a liquidity event such as an acquisition or initial public offering occurs, if ever. There is no guarantee that a liquidity event will occur, and even if one does, there is no assurance that investors will receive a positive return or recover their initial investment. The inability to sell or liquidate an investment may be particularly problematic if an investor needs access to capital for unexpected expenses or other investment opportunities. Investors should only invest funds that they can afford to have locked up indefinitely without access to liquidity.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

As SAFE holders, investors will have limited rights compared to equity holders and will have no ability to influence company decisions, vote on corporate matters, or participate in the governance of the company. Investors will not have the right to elect directors, approve significant corporate transactions, or vote on other matters that may significantly affect the value of their investment. Management and existing equity holders will retain full control over all business decisions, including decisions regarding future financings, acquisitions, strategic direction, and whether and when to pursue a liquidity event.

Investors will have limited information rights and will not be entitled to the same level of financial reporting and disclosure that would be available to shareholders of a public company or even to preferred stockholders in a private company. We are only required to provide the limited information mandated by Regulation Crowdfunding, which may not be sufficient for investors to adequately monitor their investment or assess the company's performance and prospects. Investors will be dependent on management's decisions and will have little or no ability to protect their investment if they disagree with the direction of the company or believe that management is not acting in their best interests.

Our operations are subject to numerous federal, state, and local regulations governing battery storage and charging facilities, electrical installations, fire safety codes, building codes, zoning requirements, and public space usage. We must obtain various permits and approvals to install and operate our battery swap cabinets in each location and jurisdiction where we operate. Regulatory requirements vary significantly across different cities and states, and compliance can be time-consuming, costly, and unpredictable. Delays in obtaining necessary permits could slow our network expansion, and denial of permits could prevent us from operating in certain locations or markets entirely.

Regulatory requirements governing lithium-ion battery storage and charging are evolving, particularly in response to safety concerns and fire incidents involving batteries. New or more stringent regulations could require us to modify our cabinets, implement additional safety measures, relocate existing installations, or cease operations in certain jurisdictions. Failure to comply with applicable regulations could result in fines, penalties, mandatory shutdowns, or revocation of permits. The costs of compliance and the operational disruptions caused by regulatory challenges could materially harm our business, and we may not be able to operate profitably or at all if regulatory burdens become too onerous.

The value proposition of our battery swap network depends heavily on the convenience and accessibility of our swap stations. Delivery workers and riders will only adopt our service if we have sufficient cabinet locations within convenient proximity to their operating areas.

Achieving this network density requires deploying numerous swap stations in each market, which is capital-intensive and time-consuming. Until we reach a critical mass of locations in a given market, our service may not provide sufficient value to attract and retain customers.

We face a classic 'chicken-and-egg' problem where we need sufficient customers to justify the capital investment in additional stations, but we need sufficient station density to attract customers. If we are unable to achieve adequate network density in our target markets, or if the process takes longer or costs more than anticipated, we may fail to achieve meaningful customer adoption. This could result in underutilized infrastructure, poor unit economics, and an inability to generate sufficient revenue to sustain operations or justify further investment in network expansion.

Our battery swap service currently supports only specific e-bike models, including Arrow 9, Arrow 10, and Whizz e-bikes. This limited compatibility significantly restricts our addressable market to only those riders and delivery workers who use these particular e-bike models. If these e-bike manufacturers discontinue these models, change their battery specifications, or if these models fall out of favor with our target customers, our business could be materially harmed. We are effectively dependent on the continued market presence and popularity of these specific e-bike brands and models.

Expanding compatibility to additional e-bike models requires significant investment in developing, testing, and certifying new battery types, as well as potentially modifying our cabinet infrastructure. There is no guarantee that we will be able to successfully expand compatibility to other popular e-bike models, or that e-bike manufacturers will cooperate with our efforts to create compatible battery solutions. Our dependence on a limited set of compatible e-bikes creates concentration risk and may prevent us from capturing a larger share of the e-bike delivery worker market.

Our target customers are primarily delivery workers and gig economy riders who use e-bikes for food delivery and other delivery services. Our business is therefore dependent on the continued growth and stability of the gig economy and food delivery industry. These industries face numerous challenges, including regulatory pressures regarding worker classification, changes in consumer behavior, economic downturns that reduce demand for delivery services, and potential consolidation among delivery platforms. Any factors that reduce the number of delivery workers using e-bikes or the frequency of their deliveries could significantly reduce demand for our service.

Additionally, delivery platforms may change their policies, compensation structures, or operational requirements in ways that affect delivery workers' economics or their choice of transportation methods. For example, if delivery platforms provide their own e-bikes or battery solutions to workers, or if they change their compensation models in ways that make e-bike delivery less economically attractive, demand for our service could decline. We have no control over these third-party platforms or broader industry trends, and adverse developments in the gig economy or food delivery industry could materially harm our business and prospects.

Our business model requires significant upfront capital investment to deploy battery swap cabinets, purchase battery inventory, install electrical infrastructure, and maintain our network. Each new market we enter and each additional swap station we deploy requires substantial capital expenditure before generating any revenue. The costs associated with cabinet procurement, batteries, electrical work, installation, permitting, and ongoing maintenance create a capital-intensive business model that may require continuous fundraising to support expansion.

If we are unable to raise sufficient capital on acceptable terms, our ability to expand our network and achieve the density required for our business model to succeed will be severely limited. Additionally, the physical infrastructure we deploy is subject to wear and tear, vandalism, theft, and technological obsolescence, requiring ongoing capital expenditure for maintenance, repair, and replacement. Our inability to adequately fund these capital requirements could prevent us from achieving the network scale necessary to attract and retain customers, which could materially harm our business and prospects.

Our battery swap cabinets and battery inventory represent valuable physical assets deployed in public or semi-public locations throughout urban areas. These assets are vulnerable to theft, vandalism, weather damage, and other forms of physical harm. Batteries, in particular, have significant resale value and may be attractive targets for theft. Vandalism or intentional damage to our cabinets could render them inoperable and require costly repairs or replacement. Such incidents could also result in service disruptions that frustrate customers and damage our reputation.

We may not be able to adequately protect our physical infrastructure from these risks, and insurance coverage may not fully compensate us for losses. The costs associated with repairing or replacing damaged equipment, implementing additional security measures, and addressing service disruptions could be substantial. Repeated incidents of theft or vandalism in particular locations may make certain markets economically unviable, limiting our ability to expand or maintain our network. If we cannot adequately protect our physical assets, our financial condition and ability to provide reliable service will be materially adversely affected.

Our success depends heavily on the continued services of our founders and key management team. With only ten employees, we operate with a lean team where each member plays a critical role in our operations, technology development, network expansion, and customer service. The loss of one or more key personnel could significantly disrupt our operations and delay our growth plans. We face intense competition for qualified personnel in the technology and micro-mobility sectors, particularly in the New York City area where we are based.

We do not maintain key person life insurance on any of our executives or key employees. Additionally, as a small, early-stage company with limited financial resources, we may not be able to offer compensation packages competitive with larger, more established companies or well-funded startups. If we are unable to attract, retain, and motivate qualified personnel, our ability to develop our technology, expand our network, and execute our business plan will be materially impaired. The time and resources required to recruit and train replacement personnel could divert management's attention from other critical business activities.

We operate in a competitive and evolving market for e-bike power solutions. We face competition from e-bike manufacturers who may offer integrated battery solutions, proprietary charging systems, or their own battery swap networks. Companies such as e-bike manufacturers and fleet operators may have greater financial resources, established customer relationships, brand recognition, and vertical integration advantages that could make it difficult for us to compete effectively. Some competitors may offer batteries at lower cost, provide longer battery life, or develop faster charging technologies that reduce the need for battery swapping.

Additionally, improvements in battery technology, such as faster charging times or longer battery life, could reduce the value proposition of our battery swap model. If riders can charge their batteries quickly or if batteries last long enough to complete a full day of deliveries without swapping, the demand for our service may decline. We may also face competition from alternative micro-mobility solutions or changes in the gig economy that reduce demand for e-bike delivery services. If we are unable to compete effectively or if market dynamics shift away from our business model, our ability to attract customers and generate revenue will be materially impaired.

Our success depends in part on our ability to protect our proprietary technology, business processes, and trade secrets related to our battery swap system, cabinet design, software platform, and operational methods. We may rely primarily on trade secret protection, confidentiality agreements, and other contractual provisions to protect our intellectual property, as we may not have obtained patents or other formal intellectual property protections. Trade secrets are difficult to protect, and we cannot guarantee that our employees, contractors, or partners will not disclose our confidential information or that competitors will not independently develop similar technologies.

We may face claims that we have infringed on the intellectual property rights of others, which could result in costly litigation, licensing fees, or restrictions on our operations. Defending against such claims, even if meritless, could be expensive and time-consuming and could divert management's attention from operating our business. Additionally, if competitors develop similar or superior battery swap systems, or if our technology becomes obsolete, we may lose our competitive advantage. Our inability to adequately protect our intellectual property or defend against infringement claims could materially harm our business and competitive position.

Our business involves the storage, charging, maintenance, and distribution of lithium-ion batteries, which pose inherent safety risks. Lithium-ion batteries can overheat, catch fire, or explode if damaged, improperly manufactured, or inadequately maintained. Despite our claims that our batteries are certified and maintained for safety, any battery-related incident resulting in fire, explosion, property damage, or personal injury could expose us to significant liability, regulatory scrutiny, and reputational damage. Such incidents could result in costly litigation, regulatory fines, mandatory recalls, or restrictions on our operations.

We may be held liable for damages or injuries caused by our batteries, even if the incident results from user mishandling, third-party tampering, or manufacturing defects beyond our control. We may not maintain adequate insurance coverage to protect against all potential liabilities, and insurance may not be available on commercially reasonable terms or at all. A significant safety incident or product liability claim could result in substantial costs, damage our reputation, erode customer trust, and materially harm our business. Additionally, negative publicity surrounding battery safety incidents in the broader e-bike or micro-mobility industry could adversely affect customer perception of our service, even if we are not directly involved.

We will require substantial additional capital beyond the proceeds of this offering to fully execute our business plan, expand our network to additional markets, develop new products such as PopCart, and sustain our operations until we achieve positive cash flow. We do not currently have commitments for additional financing, and there can be no assurance that we will be able to raise capital on acceptable terms, in sufficient amounts, or at all. Our ability to obtain additional financing will depend on numerous factors, including market conditions, investor sentiment toward our industry, our operating performance, and our ability to demonstrate progress toward key milestones.

If we are unable to raise sufficient additional capital when needed, we may be forced to delay, reduce, or eliminate our network expansion plans, curtail product development efforts, reduce our workforce, or cease operations entirely. We may also be required to raise capital on terms that are highly dilutive to existing investors or that impose restrictive covenants that limit our operational flexibility. Any inability to obtain adequate financing on acceptable terms would have a material adverse effect on our business, financial condition, and prospects, and could result in a complete loss of your investment.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

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10. How does the issuer intend to use the proceeds of this offering? ⊙

If we raise: **$50,000**

Use of Proceeds: If only the minimum target amount is raised, expected use of proceeds is approximately 41% product development, 23% hiring and payroll, 13% sales and marketing, 15.1% working capital and general corporate purposes, 7.9% Wefunder fee and related offering expenses. The issuer intends to prioritize essential operating execution and near-term milestones, and management may reallocate among categories based on hiring pace, customer demand, market conditions, and timing of expenditures.

If we raise: **$368,000**

Use of Proceeds: At the higher funding level, expected use of proceeds is approximately 25% product development and technology, 20% hiring and payroll, 23% sales and marketing, 24.1% working capital, operating reserves, and strategic initiatives, 7.9% Wefunder fee and related offering expenses. Additional proceeds are expected to support broader growth and reserve initiatives, and management may reallocate among categories, including in oversubscription scenarios, based on strategic priorities, business conditions, and timing of expenditures.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the

Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

To view a copy of the SAFE you will purchase, please see Appendix B, Investor Contracts. The main terms of the SAFEs are provided below.

The SAFEs. We are offering securities in the form of a Simple Agreement for Future Equity ("SAFE"), which provides Investors the right to **Preferred Stock** in the Company ("**Preferred Stock**"), when and if the Company sponsors an equity offering that involves **Preferred Stock**, on the standard terms offered to other Investors.

Conversion to Preferred Equity. Based on our SAFEs, when we engage in an offering of equity interests involving **Preferred Stock, Investors will receive a number of shares of Preferred Stock** calculated using the method that results in the greater number of **Preferred Stock**:

   i. the total value of the Investor's investment, divided by

      a. the price of **Preferred Stock** issued to new Investors

   ii. if the valuation for the company is more than **$25,000,000.00** (the "Valuation Cap"), the amount invested by the Investor divided by the quotient of

      a. the Valuation Cap divided by

      b. the total amount of the Company's capitalization at that time.

   iii. For investors up to the first **$40,000.00** of the securities, investors will receive a valuation cap of **$20,000,000.00** Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met.

Additional Terms of the Valuation Cap. For purposes of option (ii) above, the Company's capitalization calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

Liquidity Events. If the Company has an initial public offering or is acquired by, merged with, or otherwise taken over by another company or new owners prior to Investors in the SAFEs receiving **Preferred Stock**, Investors will receive

- proceeds equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount")

Liquidity Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard nonparticipating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

   i. Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

   ii. On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

   iii. Senior to payments for Common Stock.

VIP Bonus

Popwheels will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

- ☐ Yes
- ☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Any provision of this Safe may be amended, waived or modified by written consent of the Company and either:

i. the Investor or

ii. the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii):

    A. the Purchase Amount may not be amended, waived or modified in this manner,

    B. the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and

    C. such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

    A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and

    B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights
AAA Preferred (AAA) Stock	1509516	0	☑
Series FF Preferred (SFPS) Stock	1181400	1081600	☑
BBB Preferred (BBB) Stock	800000	230763	☑

Common Class A	11281400	9018000	☑
Incentive Common (OPT) Stock	6000000	4000000	☑
Class of Security	Total Pool	Issued	
Warrants	—		
Options	—	—	

Describe any other rights:

Common Class A Stock and Incentive Common Stock: 1 vote per share; dividends when declared; entitled to distributions after preferred in liquidation.

Series AAA, BBB, CCC, FF Preferred Stock: 1 vote per common share equivalent if converted; 1:1 conversion to common at shareholder discretion or change of control; liquidation preference over common; dividends non-cumulative, pari passu with other preferred.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of **shares of Preferred Stock**. As discussed in Question 13, when we engage in an offering of equity interests involving **Preferred Stock**, Investors may receive a number of shares of **Preferred Stock** calculated as either (i) the total value of the Investor's investment, divided by the price of the **Preferred Stock** being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the **Preferred Stock** that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our **board of directors**. Among the factors we may consider in determining the price of **Preferred Stock** are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our **stock (including both common stock and Preferred Stock)** that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

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22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

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23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

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24. Describe the material terms of any indebtedness of the issuer:

Loan
Lender: David Hammer
Amount: $64,000.00
Interest rate: 0.0% per annum
Notes Payable - Related Party (demand loan) | Lender: Shareholders | no interest | due on demand.

Related party
Name: David Hammer
Relationship: President
Amount: $50,000.00

Loan
Amount: $442,929.00
Interest rate: 9.0% per annum
Maturity date: 9/1/2029
Lender: Third party | Entered September 2025 | borrow up to $880,000 during one-year availability period | borrowing base tied to deployed e-bike battery charging cabinets/batteries | 9.0% per annum payable quarterly | secured by first priority security interest in substantially all assets | debt service coverage ratio ≥1.15 commencing | minimum reserve account equal to two quarters of debt service. $442,929 outstanding as of 12/31/2025. Subsequent event: additional borrowing of $405,851 at same 9% rate and September

2029 maturity.

Loan
Amount: $50,000.00
Interest rate: 12.0% per annum
Maturity date: 8/9/2028
Lender: Third party | Entered August 2024 | 12.0% per annum payable quarterly | the note is subordinate to all senior bank indebtedness and is not transferable without Company consent

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds
—	Regulation Crowdfunding	SAFE	$19,100	General operations
12/2024	Regulation D	SAFE	$335,000	General operations
12/2024	Regulation D	SAFE	$405,000	General operations
11/2025	Regulation D	SAFE	$102,500	General operations
12/2025	Regulation D	SAFE	$2,162,498	General operations
1/2026	Section 4(a)(2)	SAFE	$382,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name: David Hammer
Amount Invested: $50,000.00
Transaction type: Safe
Issue date: 3/9/2026
Relationship: President

Name: David Hammer
Amount Invested: $64,000.00
Transaction type: Loan
Interest rate: 0.0% per annum
Outstanding: Yes
Relationship: President

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

Builds and operates a network of battery-swap stations/cabinets for e-bikes, primarily targeting delivery riders in urban areas. Revenues derived primarily from operations in the United States.

We are an early-stage company and have incurred operating losses and negative cash flows from operations since inception. We expect to continue to incur operating losses in the near term.

As of May 26, 2026, we had cash and cash equivalents of approximately $247,129.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of the date of the financial statements included in this offering statement, our total assets were $2,345,489 and our current and non-current liabilities, as reflected in available financial statement fields, were $4,918,780.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of the date of the financial statements included in this offering statement, we had cash and cash equivalents of approximately $52,761.

Based on our current operations, we have a monthly net cash burn of approximately $160,000.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we expect to have sufficient cash to fund operations for at least the next 12 months.

Our historical operations have been funded primarily through external financing and $253,894 in government grants.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we had total outstanding indebtedness consisting of 3 loans and approximately $556,929 in aggregate principal obligations. The indebtedness consists of $64,000 (related party), $442,929, and $50,000. The material terms of such indebtedness are described in Item 24 of this Form C and include 0 interest rate, no stated maturity date, 9 interest rate, maturity on 2029-09-01, and 12 interest rate, maturity on 2028-08-09.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

During the past three years, we have conducted exempt offerings, resulting in the issuance of securities in aggregate amounts of approximately $2,902,498.

Known Trends, Events, and Uncertainties

Management is aware of the following trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months:

- Higher costs (suppliers, wages, fees, etc.)
- Regulatory or legal costs

These factors could increase operating costs, reduce liquidity, or require us to raise additional capital earlier than anticipated.

Other than the matters described above, management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

Impact of This Offering

The proceeds from this offering are expected to be used to expand the PopWheels battery-swapping network and continue development of new mobility infrastructure products. The capital raised will support the deployment of additional battery-swapping cabinets. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, Baruch Herzfeld, certify that:

(1) the financial statements of Popwheels Inc. included in this Form are true and complete in all material respects; and

(2) the financial information of Popwheels Inc. included in this Form reflects accurately the information reported on the tax return for Popwheels Inc. filed for the most recently completed fiscal year.

Baruch Herzfeld

Baruch Herzfeld
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(?)

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include: ⓘ

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an individual that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such circumstances, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://popwheels.energy/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird

- Early Bird SAFE (Simple Agreement for Future Equity)

- SPV Subscription Agreement

- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1

- Financials 2

Appendix D: Director & Officer Work History

- Baruch Herzfeld

- David Hammer

Appendix E: Supporting Documents

- ttw_merged_comms

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML
Offering Statement (this page)
Appendix A: Business Description & Plan



Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird SAFE (Simple Agreement for Future Equity)
- SPV Subscription Agreement
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Baruch Herzfeld
- David Hammer

Appendix E: Supporting Documents

- ttw_merged_comms

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Form C is 100% accurate

☑ I agree to the Wefunder Listing Agreement

☑ I agree to the Lead Investor Agreement

☑ I agree to the Rule 3a-9 Undertakings Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Popwheels Inc.

By

Baruch Herzfeld

Co-Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Baruch Herzfeld

Co-Founder
6/10/2026

David Hammer

Co-Founder & President
6/10/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its

controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.